UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

KKR FS Income Trust Select

(Name of Subject Company (Issuer))

KKR FS Income Trust Select

(Names of Filing Person (Offeror and Issuer))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

CUSIP: 48256J 108

(CUSIP Number of Class of securities)

Michael C. Forman

KKR FS Income Trust Select

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The information contained in the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”), respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is KKR FS Income Trust Select (the “Company”). The Company is an externally managed closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Company is located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania 19104, and the telephone number is (215) 495-1150.

(b)	As of the close of business December 31, 2025, there were 36,891,563.204 shares of the Company’s Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 1,844,578 Shares that are properly tendered by holders of the Shares (“Shareholders”) and not properly withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Company’s Shares outstanding as of December 31, 2025.

(c)	The Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)	The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. FS/KKR Advisor, LLC (the “Adviser”) serves as the investment manager for the Company. The Adviser is located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania 19104 and the telephone number is (215) 495-1150. The members of the Company’s Board of Trustees (the “Board”) are Michael C. Forman, Daniel Pietrzak, Barbara Adams, Brian R. Ford, Richard I. Goldstein, Michael J. Hagan, Jeffrey K. Harrow, Jerel A. Hopkins, Osagie Imasogie, James H. Kropp and Elizabeth Sandler (each, a “Trustee”). Michael C. Forman serves as Chief Executive Officer of the Company, Daniel Pietrzak serves as President and Chief Investment Officer, Steven Lilly serves as Chief Financial Officer, Stephen S. Sypherd serves as General Counsel and Secretary, William Goebel serves as Chief Accounting Officer and James F. Volk serves as Chief Compliance Officer. The Trustees and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 1,844,578 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on March 30, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of March 31, 2026, or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Company has received and accepted their tender. If a Shareholder’s Shares are accepted for payment, the Company will effect payment for those Shares in cash promptly by check, ACH or wire transfer after the net asset value per Share as of the Valuation Date is finalized, which payment of repurchase proceeds will occur no later than 65 days after the March 30, 2026 expiration date (unless extended by the Company as described in the Offer to Purchase). A form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and is incorporated herein by reference.

(iii)	The Offer is scheduled to expire on March 30, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Trustee or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Trustees, or affiliates (with the exception of any shareholders of the Company who may be deemed to be affiliates solely due to their ownership of Shares) of the Company intends to tender Shares in the Offer.

Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. The Board has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. However, the Company is not required to conduct tender offers.

Pursuant to a Fund of Funds Investment Agreement, dated as of March 27, 2024, by and between one of the Company’s shareholders, Cliffwater Corporate Lending Fund (“CCLF”), and the Company, which provided for the acquisition of Shares by CCLF in a manner consistent with the requirements of Rule 12d1-4 under the 1940 Act, CCLF has waived its right to vote or cause to be voted any “voting rights” that CCLF has in respect of such number of Shares held by CCLF, directly or indirectly, that equals or exceeds 5.00% of the then-outstanding Shares.

Except as previously disclosed in the Company’s filings with the SEC, the Company does not know of any contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Company, any of the Company’s executive officers or Trustees, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)	None of the Company, the Adviser or the Board or any person controlling the Company, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Shareholders.

Item 8.	Interest in Securities of the Subject Company.

(a)	Based on the number of Shares outstanding as of December 31, 2026, the following persons (the named individuals being the trustees and executive officers of the Company) own the number of Shares indicated in the below table (based on beneficial ownership as defined under Exchange Act Rule 13d-3):

Person	Shares		Percentage of the Company’s Outstanding Shares
Adviser	0		0	*
Michael C. Forman	400,314.9456	(1)	1.09	%(1)
Daniel Pietrzak	0		0	*
Barbara Adams	0		0	*
Jerel A. Hopkins	0		0	*
Michael J. Hagan	0		0	*
Jeffrey K. Harrow	0		0	*
James H. Kropp	0		0	*
Elizabeth J. Sandler	0		0	*
Brian R. Ford	0		0	*
Richard I. Goldstein	0		0	*
Osagie Imasogie	0		0	*
Steven Lilly	0		0	*
Stephen S. Sypherd	0		0	*
William Goebel	0		0	*
James F. Volk	0		0	*

(1)	Includes 400,314.9456 Shares held by the FSH Seed Capital Vehicle I LLC (the “Seed Vehicle”), a wholly-owned special purpose financing subsidiary of Franklin Square Holdings, L.P. (“FSH”). Mr. Forman owns interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle. Mr. Forman disclaims beneficial ownership of any Shares held by the Seed Vehicle and/or FSH that exceed his pecuniary interest therein.

*	Less than 1%.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has not issued any Shares to the Adviser, Trustees or officers of the Company. Except as previously disclosed in the Company’s filings with the SEC in connection with the Company’s private continuous offering of Shares, there have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any Trustee or executive officer of the Company, or any person controlling the Company or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)	The audited financial statements of the Company dated December 31, 2024, included in the Company’s annual report on Form 10-K, filed with the SEC on EDGAR on March 13, 2025, are incorporated herein by reference. The Company will prepare and make available to Shareholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made.

The Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Reports and other information about the Company are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Forms of Letter of Transmittal.

(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of the Request to Repurchase Shares.

(v)	Form of Notice of Withdrawal of Tender.

(vi)	Supplemental Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Morgan Stanley Smith Barney LLC

EX-FILING FEES Calculation of Filing Fees Table

(a)(2)-(4)	Not applicable.

(d)(1)	Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Previously filed as Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 814-01706) filed on August 14, 2024 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

107	Calculation of Filing Fees Table.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of the Request to Repurchase Shares.
(a)(1)(v)	Form of Notice of Withdrawal of Tender.
(a)(1)(vi)	Supplemental Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Morgan Stanley Smith Barney LLC
(d)(1)	Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Previously filed as Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 814-01706) filed on August 14, 2024 and incorporated herein by reference).
107	Calculation of Filing Fees Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR FS Income Trust Select

Date: March 2, 2026	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary